July 24, 2006
CERTIFICATE OF TABULATION
Advantage Advisers
Re: Advantage Advisers Multi-Sector Fund I

We hereby certify that, as of close of business on May 31, 2006 the records supplied to us show 3,236,198.7020 shares of Advantage Advisers Multi-Sector Fund I in respect to the Adjourned Meeting of Shareholders of said fund to be held on July 24, 2006.

D.F. King & Co., Inc. has tabulated 3,212,294.0000 shares, which is 99.261% of the outstanding shares. A breakdown of the vote, by proposal, is attached.

At your request, we have tabulated the proxies received, but do not guarantee the authenticity of the signatures thereon, or assume any responsibility for the legality of any proxy.
Sincerely,
D.F. KING & CO., INC.



Scott Perkins
Enclosures





D.F. King & Co.,
Inc.

48 Wall Street 22nd
Floor

New York, NY 10005